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SEC FILE NUMBER
8-70921

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FARKAS CAPITAL

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

407 LINCOLN ROAD, STE 701
(No. and Street)

MIAMI BEACH	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Kleiner	786-606-5136	joel.kleiner@farkas.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33067
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joel Kleiner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FARKAS CAPITAL, as of 2/19, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NESTOR CARABANTES
Notary Public - State of Florida
Commission # HH 280297
My Comm. Expires Sep 21, 2026
Bonded through National Notary Assn.

Signature: [signature]

Title:
FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Farkas Capital LLC

Financial Statements and Supplemental Information

December 31, 2023

FARKAS CAPITAL LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....5

STATEMENT OF FINANCIAL CONDITION....6

STATEMENT OF OPERATIONS....7

STATEMENT OF CHANGES IN MEMBERS' CAPITAL....8

STATEMENT OF CASH FLOW....9

NOTES TO FINANCIAL STATEMENTS....10

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934....13

EXEMPTIVE PROVISION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934....14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING RULE 15c3-3 EXEMPTION REPORT....15

EXEMPTION REPORT....16

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Farkas Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Farkas Capital, LLC as of December 31, 2023 the related statements of operations, changes in member's capital and cash flows for the period from November 10, 2022 to December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position Farkas Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period November 10, 2022 to December 31, 2023 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Farkas Capital, LLC's management. Our responsibility is to express an opinion on Farkas Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Farkas Capital, LLC's. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Computation Related to Reserve Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Farkas Capital, LLC's financial statements. The supplementary information is the responsibility of Farkas Capital, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a -5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Computation of Reserve Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Farkas Capital, LLC's auditor since 2023.
Assurance Dimensions
Margate, Florida
February 19, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

FARKAS CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$211,810
Prepaid Expenses	5,601
TOTAL ASSETS	$217,411

LIABILITIES AND MEMBER'S CAPITAL

Credit Card	$ 726
Accrued Expenses	23,000
TOTAL LIABILITIES	23,726
TOTAL MEMBER'S CAPITAL	$193,685
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$217,411

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

STATEMENT OF OPERATIONS

NOVEMBER 10, 2022 THROUGH DECEMBER 31, 2023

REVENUES	
Fees Earned	$0
TOTAL REVENUES	0
EXPENSES	
Consultants	408,338
General Business and Administrative	20,582
Regulatory	16,227
Insurance	1,242
Legal and Accounting Services	11,500
Website	25,000
Travel Expenses	742
TOTAL EXPENSES	483,681
NET LOSS	$(483,681)

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

NOVEMBER 10, 2022 THROUGH DECEMBER 31, 2023

BALANCE, November 10, 2022	$166,366
Contributions	511,000
Net Loss	(483,681)
BALANCE, December 31, 2023	$193,685

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

STATEMENT OF CASH FLOW

NOVEMBER 10, 2022 THROUGH DECEMBER 31, 2023

OPERATING ACTIVITIES	
Net Loss	$(483,631)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Prepaid Expenses	(5,601)
Credit Card	(427)
Accrued Expenses	23,000
Net cash used in operating activities:	$(466,659)
FINANCING ACTIVITIES	
Contributions	511,000
Net cash provided by financing activities	511,000
Net cash increase for the period	44,341
Cash Beginning of period	167,469
Cash at End of period	$211,810

The accompanying notes are an integral part of these financial statements.

FARKAS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023

1. Organization, Liquidity and Nature of Business

Farkas Captial LLC (the "Company") was formed on October 18, 2021 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was approved by FINRA on November 10, 2022 to function as a private placement agent and investment banking advisory.

The Company has incurred a net loss of $483,681 for the period of November, 10 2022 through December 31, 2023 and has been funded by capital contributions from its investors. The investors of the Company have committed to make contributions to sustain the Company through, at least, the next 12 months from the date of the issuance of these financial statements. The Company believes this commitment will allow the Company to meet its obligation and continue to operate as a going concern.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2023 and the reported amounts of revenues and expenses during the period reported. Actual results could differ materially from such estimates included in the statement of financial condition.

Cash

The Company has all cash on deposit with a major money center bank. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company did not have excess cash in excess of federally insured limits of $250,000.

Revenue Recognition

The Company recognizes revenues according to the ASC 606 framework, as instituted by the Financial Accounting Standard's Board (FASB) and International Accounting Standards Board (IASB). As such, the Company recognizes any retainer, or any fees provided to the Company by a

customer in advance of any services, only within the time period that the service to the customer was provided or over the course of the contract with the customer.

Fair Value Measurements
On December 31, 2023, the carrying value of the Company's financial instruments, such as cash prepaids, and payables, approximate their fair values due to the nature of their short-term maturities.

Income Taxes
The Company is not a taxpaying entity for income tax purposes, and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to their sole member parent company.

3. Transactions with Related Parties

Included in the expenses reflected in the Statement of Operations above is $12,000 charged by the Company's affiliate, The Farkas Group , pursuant to an expense sharing agreement to reimburse such affiliate for rent and ancillary office expenses such as utilities, office supplies and other administrative services.

4. Net Capital Requirements

The Company does not hold customer funds or securities and does not have customer accounts. As such, the Company is not subject to the various SEC Rule 15c3-3 requirements. The Company is operating under a minimum net capital of $5,000.

At December 31, 2023, the Company had net capital of $188,084 of which $183,084 was in excess of its required minimum net capital of $5,000. Percentage of aggregate indebtedness to net capital was 12.61%

5. Subsequent Events

The Company evaluates subsequent events through the date on February 19, 2024, which the financial statements were issued. There have been no material subsequent events that occurred during this period that would require an adjustment to or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FARKAS CAPITAL LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2023

Net Capital computation:

Stockholder's Equity	$193,685
Non-allowable assets- Prepaid Expenses	$(5,601)
Haircuts	$(0)
Net Capital	$188,084
Net Capital required	$5,000
Excess Net Capital	$183,084

Net Capital required based on leverage:

Aggregate Indebtedness	$23,726
Total capital required based on 6 2/3% of liabilities	$1,582
Percentage of aggregate indebtedness to net capital	12.61%

Under its current agreement with FINRA, the Company is required to maintain net capital of $5,000.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is a $5,601 difference, related to prepaid expenses, between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2023.

FARKAS CAPITAL LLC

EXEMPTIVE PROVISION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii).

The Company is claiming exemption due to the fact that all customer transactions will be cleared through a clearing broker on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholder
of Farkas Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Farkas Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Farkas Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") for its introducing broker related activities. Farkas Capital, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Farkas Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Farkas Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 19, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

DECEMBER 31, 2023

FARKAS CAPITAL LLC

EXEMPTION REPORT

Farkas Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company:

    a. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company)

    b. Did not carry accounts of or for customers; and

    c. Did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eli Wishnivetski
Chief Executive Officer
Farkas Capital LLC
February 19th, 2024